AMENDED AND RESTATED MANAGEMENT FEE WAIVER AGREEMENT

PIMCO Flexible Municipal Income Fund

1633 Broadway

New York, New York 10019

June 28, 2019

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Dear Sirs:

This letter (the “Agreement”) amends and restates the Management Fee Waiver Agreement between PIMCO Flexible Municipal Income Fund (the “Fund”) and Pacific Investment Management Company LLC (“PIMCO”) dated March 15, 2019. This Agreement will confirm the agreement between the Fund and PIMCO as follows:

1.    The Fund is a closed-end management investment company that continuously offers its shares and is operated as an “interval fund” pursuant to Rule 23c-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.    Pursuant to an Amended and Restated Investment Management Agreement dated March 21, 2018, between the Fund and PIMCO (the “Investment Management Agreement”), the Fund has retained PIMCO to provide the Fund with investment advisory, supervisory and administrative and certain other services. Pursuant to the Investment Management Agreement, the Fund has agreed to pay to PIMCO a management fee at an annual rate of 0.75% of the Fund’s average daily total managed assets (the “Management Fee”).

3.    Pursuant to a Second Amended and Restated Expense Limitation Agreement dated September 25, 2018, between the Fund and PIMCO (the “Expense Limitation Agreement”), PIMCO has agreed, through May 2, 2020, to waive its Management Fee, or reimburse the Fund, to the extent that organizational expenses, expenses associated with obtaining or maintaining a Legal Entity Identifier and pro rata Trustees’ fees exceed 0.10% of the Fund’s average daily net assets.

4.    PIMCO agrees that, for so long as this Agreement remains in effect, PIMCO shall waive 100% of the Management Fee it is entitled to receive from the Fund pursuant to the Investment Management Agreement. It is understood that PIMCO’s waiver of the Management Fee under this Agreement shall apply first and independently of PIMCO’s obligations under the Expense Limitation Agreement (such that PIMCO’s waivers hereunder shall not be applied to reduce any waiver or reimbursement obligations it has under the Expense Limitation Agreement).

5.    If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement and the Expense Limitation Agreement.

6.    PIMCO may not seek reimbursement from the Fund with respect to the Management Fees waived pursuant to this Agreement. For the avoidance of doubt, nothing in this Agreement shall limit PIMCO’s ability to seek reimbursement from the Fund in accordance with the terms of the Expense Limitation Agreement, for amounts PIMCO waived or reimbursed to the Fund pursuant to the Expense Limitation Agreement.

7.    This Agreement shall become effective on June 28, 2019 and continue through December 31, 2019, at which time this Agreement shall terminate unless otherwise agreed to in writing by the parties. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement, or it may be terminated by the Fund, without payment of any penalty, upon notice to PIMCO at its principal place of business.

8.    Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

9.    Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

10.    If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

11.    It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Fund’s Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the trust property of the Fund. This Agreement has been signed and delivered by an officer of the Fund, acting as such, and the execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund, as provided in the Fund’s Declaration of Trust, as amended from time to time.

12.    This Agreement constitutes the entire agreement between the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Fund and PIMCO.

If the foregoing correctly sets forth the agreement between the Fund and PIMCO, please so indicate by signing and returning to the Fund the enclosed copy hereof.

Very truly yours,

PIMCO Flexible Municipal Income Fund

By: /s/ Eric D. Johnson
Name:	Eric D. Johnson
Title:	President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By: /s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	Managing Director